UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

February 2, 2016

Commission File Number: 001-33085

RR Media Ltd.
(Translation of registrant’s name into English)

RR Media Building
Hanegev Street
POB 1056
Airport City 7019900
 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

On February 1, 2016, the board of directors (the “Board”) of RR Media Ltd. (the “Company”) appointed Ayal Shiran as the Chairman of the Board (the “Chairman”), to replace the current chairman, Dr. Shlomo Shamir. Dr. Shamir will remain a director of the Company. The foregoing changes will be effective as of February 1, 2016.

Ayal Shiran is a member of the Board since March 2014, and he is a General Partner in Viola Private Equity, an Israeli private equity fund. Prior to joining Viola Private Equity, Mr. Shiran served as President of Amdocs (NYSE:DOX) Customer Business Group from 2008 to 2013 with extensive responsibilities that ranged from managing a large portion of Amdocs’ business operations, strengthening Amdocs’ customer business worldwide to leading a team of Division Presidents in targeting emerging businesses new to Amdocs’ existing portfolio. Mr. Shiran also managed cross-divisional issues and was responsible for seeking out new opportunities within existing customers. Mr. Shiran and his team were responsible for evaluating new technology and business models and for identifying and executing potential acquisition transactions. Prior to his appointment as Amdocs’ Customer Business Group President, Mr. Shiran held the position of Amdocs’ Division President responsible for the AT&T group of companies, including SBC, Bellsouth and Cingular, from 2004 to 2008. Before joining Amdocs in 2004, Mr. Shiran served as Acting Vice President at TTI Team Telecom International (Nasdaq: TTIL, later acquired by TEOCO Corporation), where he was responsible for all project deliveries and follow-up sales in the Americas region. Mr. Shiran holds a Master’s degree in Computer Engineering from the Technion – Israel Institute of Technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RR MEDIA LTD.

	By:	/s/ ORNA NAVEH
Name: Orna Naveh
Title: General Counsel and Company Secretary
Date: February 2, 2016